Max Player

Dark Bay or Brown Colt; Apr 28, 2017

2 Starts, Winner

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Max Player Dark Bay or Brown Colt Foaled Apr 28, 2017 in Kentucky 2 Starts Winner	Honor Code, 11 dk b/	A.P. Indy, 89 dk b/	Seattle Slew, 74 dk b/	Bold Reasoning, 68 dk b/	Boldnesian, 63 b
					Reason to Earn, 63 b
				My Charmer, 69 b	Poker, 63 b
					Fair Charmer, 59 ch
			Weekend Surprise, 80 b	Secretariat, 70 ch	Bold Ruler, 54 dk b
					Somethingroyal, 52 b
				Lassie Dear, 74 b	Buckpasser, 63 b
					Gay Missile, 67 b
		Serena's Cat, 03 dk b/	Storm Cat, 83 dk b/	Storm Bird, 78 b	Northern Dancer, 61 b
					South Ocean, 67 b
				Terlingua, 76 ch	Secretariat, 70 ch
					Crimson Saint, 69 ch
			Serena's Tune, 98 b	Mr. Prospector, 70 b	Raise a Native, 61 ch
					Gold Digger, 62 b
				Serena's Song, 92 b	Rahy, 85 ch
					Imagining, 83 b
	Fools in Love, 06 b	Not For Love, 90 b	Mr. Prospector, 70 b	Raise a Native, 61 ch	Native Dancer, 50 gr
					Raise You, 46 ch
				Gold Digger, 62 b	Nashua, 52 b
					Sequence, 46 dk b
			Dance Number, 79 b	Northern Dancer, 61 b	Nearctic, 54 br
					Natalma, 57 b
				Numbered Account, 69 b	Buckpasser, 63 b
					Intriguing, 64 ch
		Parlez, 99 b	French Deputy, 92 ch	Deputy Minister, 79 dk b/	Vice Regent, 67 ch
					Mint Copy, 70 dk b/
				Mitterand, 81 b	Hold Your Peace, 69 b
					Laredo Lass, 71 dk b/
			Speak Halory, 89 b	Verbatim, 65 dk b/	Speak John, 58 b
					Well Kept, 58 b
				Halory, 84 ch	Halo, 69 dk b/
					Cold Reply, 72 ch

Breeder: K & G Stables (KY)

Inbreeding:
- Secretariat: 4S X 5S
- Mr. Prospector: 4S X 3D
- Buckpasser: 5S X 5D
- Northern Dancer: 5S X 4D
- Raise a Native: 5S X 4D
- Gold Digger: 5S X 4D

Dosage Profile: 8 5 11 0 0
Dosage Index: 3.36
Center of Distribution: +0.88

Most Recent Auction Result:

Sale Price: RNA $150,000
Sale: Keeneland Association September Yearling Sale 2018
Consignor: Lane's End

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Please Note: Nicking Stats and Interactive Nicking are on the following page

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Max Player

Dark Bay or Brown Colt; Apr 28, 2017

Nicking Stats for Sire and Broodmare Sire

SIRE of Max Player: Honor Code

TOTALS FOR	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Honor Code	213	49 (23)	14 (7)	0 (0)	$787,654	0.75

BROODMARE SIRE of Max Player: Not For Love

TOTALS FOR	mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Not For Love	306	1252	847 (68)	623 (50)	51 (4)	$74,842,579	1.50

Nicking Stats for mares by Not For Love when bred to Honor Code

mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
2	2	1 (50)	1 (50)	0 (0)	$36,000	1.45

* Foals of racing age

Interactive Nicking

To generate a second set of Nicking Stats for this Pedigree,
click on a Sire and Broodmare Sire combination below to view the results.

Honor Code with Mr. Prospector mares
A.P. Indy with Not For Love mares
A.P. Indy with Mr. Prospector mares
Seattle Slew with Not For Love mares
Seattle Slew with Mr. Prospector mares